UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BITMINE IMMERSION TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80037L102

(CUSIP Number)

Abed Equities, Inc.

Attn: Johannes Hendrik Heyns, Director

8 Hastings Plaza, Hastings

Christ Church, Barbados 15156

(246) 265-6209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 80037L102	Page 2 of 5

1	NAMES OF REPORTING PERSONS Abed Equities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BARBADOS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,650,000 Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,650,000 Common Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,000 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3,650,000 Common Shares / 9.7% (1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 37,633,399 shares outstanding.

CUSIP No. 80037L102	Page 3 of 5

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock of BitMine Immersion Technologies, Inc., a Delaware corporation (the “Issuer”), with a par value of $0.0001 (the “Shares”). The address of the principal executive office of the Issuer is 2030 Powers Ferry Rd., SE, Suite 212, Atlanta, GA 30339.

Item 2.	Identity and Background.

(a)	Name: Abed Equities, Inc. (the “Reporting Entity”).

(b)	Business address: 8 Hastings Plaza, Hastings, Christ Church, Barbados 15156

(c)	Present principal employment: The Reporting Entity, Abed Equities, Inc., is a Barbados corporation.

(d)	During the last five (5) years, the Reporting Entity has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Entity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Entity is a Barbados corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

Through the Issuer’s offering of common stock at $0.015 per share, Abed Equities, Inc. purchased 3,650,000 shares of common stock on July 16, 2021.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Abed Equities, Inc. acquired the shares of stock reported in this Schedule 13D for investment purposes. It may in the future acquire additional shares of stock or dispose of some or all of the shares of stock held by it in open-market transactions or privately negotiated transactions, on such terms and at such times as it may deem advisable, subject to applicable law.

Abed Equity, Inc. does not have any present plans or proposals that would result in any of the actions described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. It reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investment in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Items 3 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 4.

CUSIP No. 80037L102	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Entity indirectly has beneficial ownership of zero shares of the issued and outstanding shares as of the date of this Schedule 13D.

(b)	The Reporting Entity has sole power to vote and dispose of 3,650,000 shares, representing approximately 9.7% of the issued and outstanding shares as of the date of this Schedule 13D.

(c)

Other than the transactions referred to below, (i) the Reporting Entity or, (ii) to the Reporting Entities’ knowledge, the entity set forth hereto has not effected any transaction in the Common Stock during the past 60 days.

Through the Issuer’s offering of common stock at $0.015 per share, Abed Equities, Inc. purchased 3,650,000 shares of common stock on July 16, 2021.

(d)	No entity other than Abed Equities, Inc. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of its knowledge, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Abed Equities, Inc. and any other person or entities with respect to any securities of the Issuer.

In addition, the information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Not applicable.

CUSIP No. 80037L102	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2021

Abed Equities, Inc.

By:	/s/ Johannes Hendrik Heyns
Johannes Hendrik Heyns, Director